Exhibit 12(d)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended					Six Months Ended
	December 31,					June 30,
	2012	2013	2014	2015	2016	2017

Fixed charges, as defined:
Total Interest	$14,196	$16,892	$16,820	$17,312	$21,061	$10,699
Interest applicable to rentals	747	635	620	676	422	470

Total fixed charges, as defined	14,943	17,527	17,440	17,988	21,483	11,169

Preferred dividends, as defined (a)	1,569	1,569	1,569	1,569	1,569	783

Combined fixed charges and preferred dividends, as defined	$16,512	$19,096	$19,009	$19,557	$23,052	$11,952

Earnings as defined:

Net Income	$19,878	$12,608	$31,030	$44,925	$48,849	$25,860
Add:
Provision for income taxes:
Total	8,645	2,277	13,450	25,190	28,705	14,599
Fixed charges as above	14,943	17,527	17,440	17,988	21,483	11,169

Total earnings, as defined	$43,466	$32,412	$61,920	$88,103	$99,037	$51,628

Ratio of earnings to fixed charges, as defined	2.91	1.85	3.55	4.90	4.61	4.62

Ratio of earnings to combined fixed charges and preferred dividends, as defined	2.63	1.70	3.26	4.50	4.30	4.32

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.